UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

CinCor Pharma, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

17240Y109

(CUSIP Number)

Armance Bordes

Sofinnova Partners

7-11 blvd Haussmann

75009 Paris

France

+33 1 53 05 41 00

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 24, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 17240Y109	Page 2 of 10

1.		Name of Reporting Persons Sofinnova Capital IX FPCI (“SC IX”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) 00

CUSIP No. 17240Y109	Page 3 of 10

1.		Name of Reporting Persons Sofinnova Partners SAS (“SP SAS”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization France
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) 00

CUSIP No. 17240Y109	Page 4 of 10

1.		Name of Reporting Persons Antoine Papiernik (“Papiernik”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 17240Y109	Page 5 of 10

1.		Name of Reporting Persons Henrijette Richter (“Richter”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Danish Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 17240Y109	Page 6 of 10

1.		Name of Reporting Persons Monique Saulnier (“Saulnier”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization French Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 17240Y109	Page 7 of 10

1.		Name of Reporting Persons Maina Bhaman (“Bhaman”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization British Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) IN

CUSIP No. 17240Y109	Page 8 of 10

1.		Name of Reporting Persons Graziano Seghezzi (“Seghezzi”)
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) (b)	☐ ☒
3.		SEC USE ONLY
4.		Source of Funds (see instructions) 00
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization Italian Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.		Percent of Class Represented by Amount in Row 11 0
14.		Type of Reporting Person (see instructions) IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 amends and supplements that certain Statement on Schedule 13D filed with the SEC by the Reporting Persons on February 13, 2023 (the “Schedule 13D”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On February 24, 2023, pursuant to the Merger Agreement, Purchaser completed a tender offer for shares of common stock of the Issuer (each, a "Share") and thereafter merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). At the effective time of the Merger, each issued and outstanding Share was cancelled in exchange for (i) $26.00 per Share in cash (the "Cash Amount"), plus (ii) one contingent value right (each, a "CVR") per Share representing the right to receive a contingent payment of $10.00 per share, in cash, upon the achievement of a specified milestone by December 31, 2033 (the Cash Amount plus one CVR, collectively, the "Offer Price"), in each case, without interest, subject to any applicable withholding taxes. Pursuant to the terms of the Merger Agreement, the Shares were tendered and disposed of at the Offer Acceptance Time (as defined in the Merger Agreement) in exchange for the right to receive the Offer Price.

Upon the consummation of the Merger, none of the Reporting Persons may be deemed to beneficially own any Shares.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(c)	See Item 4 above. None of the Reporting Persons may be deemed to beneficially own any Shares.

(d)	Not applicable.

(e)	As of February 24, 2023, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s common stock.

Item 6.	Interest in Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Not applicable.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of February 13, 2023, by and among Sofinnova Capital IX FCPI, Sofinnova Partners SAS, Antoine Papiernik, Henrijette Richter, Monique Saulnier, Maina Bhaman and Graziano Seghezzi.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2023

SOFINNOVA CAPITAL VI FCPR		SOFINNOVA PARTNERS SAS
By: Sofinnova Partners SAS

By:	/s/ Monique Saulnier	By:	/s/ Monique Saulnier
Name:	Monique Saulnier	Name:	Monique Saulnier
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Maina Bhaman	By:	/s/ Monique Saulnier
Name:	Maina Bhaman	Name:	Monique Saulnier

By:	/s/ Antoine Papiernik	By:	/s/ Henrijette Richter
Name:	Antoine Papiernik	Name:	Henrijette Richter

By:	/s/ Graziano Seghezzi
Name:	Graziano Seghezzi